Exhibit 99.1

ICON Shareholders Vote in Favour of All Resolutions at its Annual General Meeting

DUBLIN--(BUSINESS WIRE)--July 22, 2020--ICONplc (NASDAQ: ICLR), a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today announced that all resolutions at the Annual General Meeting of the Company (AGM) held on July 21, 2020 (which resolutions had all been recommended by the Board) were all duly passed by shareholders. These resolutions were set out in the Notice of the AGM sent to shareholders dated June 9, 2020 and are available on the ICON plc website.

The final results of the voting are as follows:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF VOTES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD

1.1	To re-elect Ms. Mary Pendergast	45,375,290	45,047,124	313,139	15,027
1.2	To re-elect Professor Hugh Brady	45,375,290	44,847,529	512,926	14,835
1.3	To re-elect Mr. Rónán Murphy	45,375,290	44,886,771	473,815	14,704
1.4	To re-elect Ms. Julie O’Neill	45,375,290	45,352,908	6,707	15,675
2	To receive accounts and reports	45,375,290	45,125,109	1,867	248,314
3	To authorise the fixing of the auditors’ remuneration	45,375,290	41,855,932	3,504,170	15,188
4	To authorise the Company to allot shares	45,375,290	45,327,330	37,054	10,906
5**	To disapply pre-emption rights	45,375,290	45,337,113	23,998	14,179
6**	To disapply pre-emption rights for funding capital investment or acquisitions	45,375,290	45,219,197	141,875	14,218
7**	To authorise the Company to make market purchases of shares	45,375,290	45,072,354	178,525	124,411
8**	To authorise the price range at which the Company can reissue shares it holds as treasury shares	45,375,290	45,081,032	271,321	22,937

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 15,150 employees in 94 locations in 40 countries as at June 30, 2020. Further information is available at www.iconplc.com.

Source: ICON plc
Contact: Investor Relations 1 888 381 7923 or
Brendan Brennan Chief Financial Officer + 353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations + 353 1 291 2000
All at ICON.

ICON/ICLR-F

Contacts

Investor Relations 1 888 381 7923 or
Brendan Brennan Chief Financial Officer + 353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations + 353 1 291 2000